CHRISTOPHER J. BARRY (206) 903-8815 barry.christopher@dorsey.com

December 7, 2015

VIA EDGAR AND FEDEX

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Central GoldTrust Amendment No. 25 to Schedule 14D-9 Filed November 30, 2015 File No. 005-87886

Dear Ms. Posil:

On behalf of Central GoldTrust (“GoldTrust”), this letter is in reply to the letter, dated December 1, 2015, containing the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced amendment to the Schedule 14D-9 filed by GoldTrust (as amended, the “Statement”). The Statement relates to the unsolicited tender offer for units of GoldTrust by Sprott Asset Management Gold Bid LP and Sprott Physical Gold Trust (the “Sprott Offer”). GoldTrust’s responses, as we have been informed by GoldTrust, are set forth below following the text of the comments contained in your letter.

GoldTrust filed electronically with the Commission an Amendment No. 28 to the Statement (“Amendment No. 28”) on December 4, 2015. GoldTrust’s Notice of Change to Trustees’ Circular, dated December 4, 2015 (the “Notice of Change”), Notice of Special Meeting of Unitholders and Management Information Circular, dated December 4, 2015 (the “Information Circular”), and press release, dated December 4, 2015 (the “Press Release”), are filed with Amendment No. 28 as Exhibits (a)(36), (a)(37) and (a)(38), respectively.

General

1. Please qualify any future statements made in connection with the offer and regarding the proposed ETF conversion by noting that the ETF conversion and the benefits you anticipate are not guaranteed.

December 7, 2015 Page 2

GoldTrust respectfully advises the Staff that GoldTrust has qualified statements in connection with the Sprott Offer regarding the proposed conversion to an exchange-traded fund in the Notice of Change, the Information Circular and the press release. On page 6 of the Notice of Change and on page 29 of the Information Circular, GoldTrust states:

GoldTrust expressly notes that the proposed ETF Conversion and the benefits that GoldTrust expects to realize are not guaranteed.

GoldTrust makes a similar qualification in its discussion of forward-looking statements contained in the Press Release. We confirm on behalf of GoldTrust that GoldTrust will qualify statements in future filings with the Commission made in connection with the Sprott Offer and regarding the proposed conversion by noting that the proposed conversion and the anticipated benefits are not guaranteed.

Item 8. Additional Information

2. Please supplement your disclosure to describe the risks associated with the proposed ETF conversion. For example, please clarify the regulatory, stock exchange and other approvals or relief required to complete the conversion of Central GoldTrust into a dual-listed gold bullion exchange-traded fund and the anticipated time to complete such conversion. In addition, please clarify any material tax consequences for unitholders that may result from exchanges or redemptions of units following the conversion. Also clarify the ETF’s anticipated obligations with respect to possession of physical gold.

GoldTrust respectfully advises the Staff that the disclosure in the Information Circular under the heading “Management Information Circular – Risk Factors” describes what GoldTrust believes to be the material risks associated with the proposed conversion of GoldTrust into a dual-listed gold bullion exchange-traded fund, including the regulatory, stock exchange and other approvals or relief required to complete the conversion. GoldTrust notes that the risk first factor directs the reader to the discussion of the conditions required to complete the conversion under the heading “Management Information Circular – Details of the Proposed ETF Conversion – Conditions to Implementing the ETF Conversion.” GoldTrust has also provided disclosure on the material tax consequences for unitholders that may result from exchanges or redemptions of units following the proposed conversion in the Information Circular under the heading “Management Information Circular – Certain United States Federal Income Tax Considerations.” With respect to the anticipated obligations with respect to possession of physical gold, GoldTrust states that Canadian Imperial Bank of Commerce will continue in its role as custodian, explains that the present administrator will continue to manage GoldTrust’s physical gold bullion and sets forth in the Information Circular certain ongoing limitations in “Management Information Circular – Details of the Proposed ETF Conversion – Investment Restrictions.”

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December 7, 2015 Page 3

Attached hereto as Exhibit A are the written acknowledgements of GoldTrust.

We believe the responses set forth above are responsive to the Staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (206) 903-8815.

Very truly yours,

/s/ Christopher J. Barry

Christopher J. Barry

cc:	B. Heagle (Central GoldTrust)

M. Mahoney (Dentons Canada LLP)

N. Findlay (Bennett Jones LLP)

Exhibit A

ACKNOWLEDGEMENTS

Central GoldTrust (“GoldTrust”) hereby acknowledges the following:

•	GoldTrust is responsible for the adequacy and accuracy of the disclosure in the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed June 9, 2015 (as amended, the “Statement”);

•	Staff comment or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement; and

•	GoldTrust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Date: December 7, 2015

CENTRAL GOLDTRUST

By:	/s/ Bruce D. Heagle
Name: Bruce D. Heagle Title: Trustee